FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Enterprises Corp. News Release Dated July 21, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: August 5, 2004

By:

“Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

August 5, 2004

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Lynne M Charbonneau, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

July 21, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

DRILLING RESUMES AT MT. KARE PROPERTY

Further to its news release of June 24, 2004, Madison Enterprises Corp. (TSX-V: MNP) is pleased to report that it has resumed drilling, as scheduled, at its Mt. Kare Property in Papua New Guinea.  Madison has selected numerous priority drill targets as a result of its compilation and interpretation of data from the recently completed Induced Polarization (“IP”) geophysical survey together with previously acquired data.

Madison’s IP survey was designed to identify the chargeability and resistivity IP geophysical characteristics of the known mineralization previously outlined at Mt. Kare and to expand the survey grid well beyond the area of known mineralization to search for similar features, using the IP geophysical characteristics of the known mineral resource as a comparative interpretive guide.

The current drill hole (MK04-239) has been collared to test the area where the trend of IP chargeability and resistivity features suggest that a southwestern extension to the C-9 Zone lies beyond previous drilling and the current known resource boundary.  Previous drill holes of note within the C-9 Zone include drill hole MK99-156 which returned 2.57 g/t gold over 76.5 metres including 4.30 g/t gold over 22.5 metres, and drill hole MK99-164 which returned 2.85 g/t gold over 67.5 metres including 4.75 g/t gold over 25.5 metres.  In addition, two or three priority geophysical targets will also be tested during this drilling program prior to the next scheduled field break.

The independent engineering firm of Watts Griffis & McOuat has estimated a current mineral resource at Mt. Kare of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.  For the methodology used in the resource calculation, please refer to Madison’s March 19, 2004 news release that is posted on Madison’s web-site at www.madison-enterprises.com.

Madison is also pleased to announce that preparations are underway to resume prospecting, geochemical sampling and geological mapping at its Lewis Property in Nevada.  Madison is planning to resume its drilling evaluation of the Lewis Property in September or October of this year to further test the extensive Virgin Structural Zone as well as the Buena Vista and Trinity areas of the Lewis Property.

Madison also reports that Dr. Abdullah Basodan has resigned as a director of Madison to concentrate on his other business interests.  Dr. Basodan became a director of Madison in 1997 and will remain as a consultant to Madison.  The Board and management of Madison would like to thank Dr. Basodan for his years of service.

To find out more about Madison Enterprises Corp. (TSX-V: MNP), visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN